UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Crosstex Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22765Y104

(CUSIP Number)

October 19, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765Y104	13G	Page 2 of 26 Pages

1.	Name of Reporting Persons: Blackstone / GSO Capital Solutions Fund LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 5,121,480
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,121,480
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,121,480
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.8%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 22765Y104	13G	Page 3 of 26 Pages

1.	Name of Reporting Persons: Blackstone / GSO Capital Solutions Overseas Master Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,878,520
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,878,520
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,878,520
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 22765Y104	13G	Page 4 of 26 Pages

1.	Name of Reporting Persons: Blackstone / GSO Capital Solutions Associates LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 5,121,480
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,121,480
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,121,480
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.8%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 22765Y104	13G	Page 5 of 26 Pages

1.	Name of Reporting Persons: Blackstone / GSO Capital Solutions Overseas Associates LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,878,520
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,878,520
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,878,520
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 22765Y104	13G	Page 6 of 26 Pages

1.	Name of Reporting Persons: GSO Holdings I LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 5,121,480
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,121,480
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,121,480
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.8%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 22765Y104	13G	Page 7 of 26 Pages

1.	Name of Reporting Persons: Blackstone Holdings I L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 7,000,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 7,000,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.8%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 22765Y104	13G	Page 8 of 26 Pages

1.	Name of Reporting Persons: Blackstone Holdings I/II GP Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 7,000,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 7,000,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.8%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 22765Y104	13G	Page 9 of 26 Pages

1.	Name of Reporting Persons: The Blackstone Group L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 7,000,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 7,000,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.8%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 22765Y104	13G	Page 10 of 26 Pages

1.	Name of Reporting Persons: Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 7,000,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 7,000,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.8%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 22765Y104	13G	Page 11 of 26 Pages

1.	Name of Reporting Persons: Stephen Schwarzman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 7,000,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 7,000,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.8%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 22765Y104	13G	Page 12 of 26 Pages

1.	Name of Reporting Persons: Bennett J. Goodman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 7,000,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 7,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.8%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 22765Y104	13G	Page 13 of 26 Pages

1.	Name of Reporting Persons: J. Albert Smith III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 7,000,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 7,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.8%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 22765Y104	13G	Page 14 of 26 Pages

1.	Name of Reporting Persons: Douglas I. Ostrover
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 7,000,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 7,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.8%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a). Name of Issuer

Crosstex Energy, Inc. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

2501 Cedar Springs, Suite 100, Dallas, TX 75201

Item 2(a).	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

•	Blackstone / GSO Capital Solutions Fund LP

•	Blackstone / GSO Capital Solutions Overseas Master Fund L.P.

•	Blackstone / GSO Capital Solutions Associates LLC

•	Blackstone / GSO Capital Solutions Overseas Associates LLC

•	GSO Holdings I LLC

•	Blackstone Holdings I L.P.

•	Blackstone Holdings I/II GP Inc.

•	The Blackstone Group L.P.

•	Blackstone Group Management L.L.C.

•	Stephen A. Schwarzman

•	Bennett J. Goodman

•	J. Albert Smith III

•	Douglas I. Ostrover

Item 2(b).	Address of Principal Business Office

The address or principal business office of each of Blackstone/GSO Capital Solutions Fund LP, Blackstone / GSO Capital Solutions Overseas Master Fund L.P., Blackstone/GSO Capital Solutions Associates LLC, Blackstone / GSO Capital Solutions Overseas Associates LLC, GSO Holdings I LLC, Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154.

The address or principal business office of each of Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C. and Stephen A. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

Item 2(c).	Citizenship

Each of Blackstone / GSO Capital Solutions Fund LP, Blackstone / GSO Capital Solutions Associates LLC, Blackstone / GSO Capital Solutions Overseas Associates LLC, GSO Holdings I LLC, Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P. and Blackstone Group Management L.L.C. is a Delaware limited partnership, limited liability company or corporation.

Blackstone / GSO Capital Solutions Overseas Master Fund L.P. is a Cayman Islands limited partnership.

Each of Stephen A. Schwarzman, Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

22765Y104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

(b) Percent of class:

Amendment No. 1 to the Crosstex Energy, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, as filed with the Securities and Exchange Commission on August 27, 2012 indicated that there were 47,388,569 shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”) outstanding as of July 27, 2012. Based on this number of outstanding shares of Common Stock, each of the Reporting Persons is or may be deemed to be the beneficial owner of the percentage of the total number of outstanding shares of Common Stock listed on such Reporting Person’s cover page.

Blackstone / GSO Capital Solutions Fund LP and Blackstone / GSO Capital Solutions Overseas Master Fund L.P. (collectively, the “GSO Funds”) respectively hold 5,121,480 and 1,878,520 shares of Common Stock.

Blackstone / GSO Capital Solutions Associates LLC is the general partner of Blackstone / GSO Capital Solutions Fund LP. GSO Holdings I LLC is the managing member of Blackstone / GSO Capital Solutions Associates LLC.

Blackstone / GSO Capital Solutions Overseas Associates LLC is the general partner of Blackstone / GSO Capital Solutions Overseas Master Fund L.P. GSO Holdings I LLC is the managing member of Blackstone / GSO Capital Solutions Overseas Associates LLC.

Blackstone Holdings I L.P. is the sole member of GSO Holdings I LLC. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom serves as an executive of GSO Holdings I LLC, which is an affiliate of Blackstone / GSO Capital Solutions Associates LLC and of Blackstone / GSO Capital Solutions Overseas Associates LLC, may be deemed to have shared voting power and/or investment power with respect to the Common Stock held by the GSO Funds.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the GSO Funds identified is directly holding shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2012

Blackstone / GSO Capital Solutions Fund LP
By: Blackstone / GSO Capital Solutions Associates LLC, its general partner
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

Blackstone / GSO Capital Solutions Overseas Master Fund L.P.
By: Blackstone / GSO Capital Solutions Overseas Associates LLC, its general partner
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

Blackstone / GSO Capital Solutions Associates LLC
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

Blackstone / GSO Capital Solutions Overseas Associates LLC
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

GSO Holdings I LLC
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I/II GP Inc.
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C., its general partner
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Group Management L.L.C.
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

By: /s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Bennett J. Goodman
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

J. Albert Smith III
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

Douglas I. Ostrover
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated October 26, 2010, among the Reporting Persons (filed herewith).

Exhibit B	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney.

Exhibit C	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith in favor of Marisa Beeney.

Exhibit D	Power of Attorney, dated June 8, 2010, granted by Douglas I. Ostrover in favor of Marisa Beeney.

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing of Blackstone / GSO Capital Solutions Fund LP, Blackstone / GSO Capital Solutions Overseas Master Fund L.P., Blackstone / GSO Capital Solutions Associates LLC, Blackstone / GSO Capital Solutions Overseas Associates LLC, GSO Holdings I LLC, Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C, Bennett J. Goodman, J. Albert Smith III, Douglas I. Ostrover, and Stephen A. Schwarzman, on behalf of each of them of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Crosstex Energy Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 26th day of October 2012.

Blackstone / GSO Capital Solutions Fund LP
By: Blackstone / GSO Capital Solutions Associates LLC, its general partner
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

Blackstone / GSO Capital Solutions Overseas Master Fund L.P.
By: Blackstone / GSO Capital Solutions Overseas Associates LLC, its general partner
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

Blackstone / GSO Capital Solutions Associates LLC
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

Blackstone / GSO Capital Solutions Overseas Associates LLC
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Chief Legal Officer

GSO Holdings I LLC
By: /s/ John G. Finley
Name: John G. Finley
Title: Authorized Person

Blackstone Holdings I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I/II GP Inc.
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C., its general partner
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Group Management L.L.C.
By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

By: /s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Bennett J. Goodman
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

J. Albert Smith III
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

Douglas I. Ostrover
By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

Exhibit B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, BENNETT J. GOODMAN, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP and each of its affiliates or entities advised by me or GSO Capital Partners LP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ BENNETT J. GOODMAN
Bennett J. Goodman

Exhibit C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, J. ALBERT SMITH III, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP and each of its affiliates or entities advised by me or GSO Capital Partners LP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ J. ALBERT SMITH III
J. Albert Smith III

Exhibit D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, DOUGLAS I. OSTROVER, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP and each of its affiliates or entities advised by me or GSO Capital Partners LP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ DOUGLAS I. OSTROVER
Douglas I. Ostrover